UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of February, 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on February 11, 2010: Jacada Reports Fourth Quarter 2009 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	February 11, 2010

Jacada Reports Fourth Quarter 2009 Results

Q4 Revenues Grow 48% Sequentially to $5.7 Million

ATLANTA--(BUSINESS WIRE)--February 11, 2010--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the fourth quarter and full-year period ended December 31, 2009.

Fourth Quarter 2009 Highlights

  Revenues grew 48% sequentially to $5.7 million.
  Net loss from continuing operations narrowed to $(578,000), or $(0.03) per share compared to $(1.0 million), or ($0.06) per share, year over year.
  Entered into an agreement with a new customer, the Swedish subsidiary of the world's largest gas and power company, E.ON, the first Jacada utility contract in Europe and the start of our expansion into the Nordics region.
  First joint win with Wipro, to provide Jacada’s unified desktop solution to a U.S national electric and gas utility. This was announced during the quarter as a material deal, i.e. greater than $1.0 million.

Subsequent to Year-End 2009

  Signed partnership agreement with Upstream Works Software to expand existing solutions to enable Jacada to introduce additional functionality and advanced analytics capabilities into its Jacada WorkSpace suite of unified service desktop solutions.
  Completed implementation of the Unified Service Desktop for Central Hudson Gas & Electric Corporation, a regulated gas and electricity provider serving approximately 374,000 customers in eight counties in New York State's Mid-Hudson River Valley region to deploy a more efficient desktop environment that enables CSRs to improve effectiveness and deliver better customer service to Central Hudson customers.

2009 Full-Year Recap

  Signed and announced seven material software and/or services contracts with new and existing customers. The Company defines a material contract as one with an initial value of $1.0 million or more.
  Backlog, which includes unfilled orders and support renewals, increased to $9.1 million, representing a 22% increase from December 31, 2008.
  Increased focus on service projects and stringent expense controls resulted in increased services revenues and improved service margins.
  Ended the year with $23.8 million in cash and investments.
  Jacada and O2 Telefonica UK, the leading provider of mobile services to consumers and businesses in the UK, were recognized at the prestigious Global Telecoms Business Awards by winning the Consumer Service Innovation Award. The GTB Innovation Awards honor innovative projects involving telecoms operators and service providers around the world.
  Announced a strategic partnership with Wipro, a global leader in product engineering and support services, which will allow Jacada to explore new market opportunities, leveraging the geographic reach and resource flex provided by Wipro.

“The efforts we have made to improve our customer value proposition and services delivery are starting to pay off in the form of improved financial results,” said Tom Clear, chief executive officer for Jacada. “We have challenged our services management teams to deliver results, including assisting our customers with improving call center efficiencies and generating additional revenue opportunities within each account. One result has been a turnaround in our services business, both for the quarter and year, which can be seen at the top- and bottom-lines and with rebuilding of our backlog. These factors support our confidence that we are successfully executing our customer-centric strategy, and we are hopeful that we will continue to see improvements throughout the coming year.”

Mr. Clear continued, “Our pipeline continues to improve, and our close rate has also been encouraging. In the last quarter we signed material agreements with the U.S. operations of a large international public utilities company and the Swedish operations of German-based E.ON, which shows the quality and size of the customers that we’re attracting. We have industry leaders in each of our three primary verticals – telecom, utilities and insurance/financial services – which again validate the high quality of our pipeline. We’ve seen sequential revenue growth and margin improvement, we’ve kept expenses in check, and we have assembled a great team and the resources needed for 2010. These factors, coupled with several near-term new product and solution launches, gives us reason to be confident that many of these positive trends in our business will continue into 2010 and we’re looking forward to an exciting year of growth.”

Financial Results

For the fourth quarter of 2009, total revenues were $5.7 million compared to $5.9 million in the fourth quarter of 2008, a decrease of 3% but up 48% sequentially from $3.9 million in the third quarter of 2009. Total service revenues were $4.5 million for the fourth quarter of 2009 compared to $4.1 million in the fourth quarter of 2008, an increase of 10%, and up 36% sequentially from $3.3 million in the third quarter of 2009. The sequential increase was due to higher software and services revenues from ongoing implementations.

Total gross profit for the 2009 fourth quarter was $2.6 million or 46% of total revenues compared to $2.7 million or 45% in the 2008 fourth quarter and up sequentially from the third quarter of 2009 when gross profit was $1.4 million or 37%. The increase in gross margin was driven by the increase in software and services revenues.

The fourth quarter net loss from continuing operations was $(578,000) or $(0.03) per share compared to a $(1.0 million) or $(0.06) per share in the fourth quarter of 2008 and to a $(2.0 million) or $(0.12) per share loss in the third quarter of 2009.

For the 2009 fourth quarter, the Company reported net income of $5,000 or $0.00 per share as compared to a net loss of $(2.6 million), or $(0.16) per share in the 2008 quarter. The 2009 net income included income from discontinued operations of $583,000, or $0.03 per share, net of taxes, related to the discharge of a provision associated with the discontinued operations. The 2008 net loss included, $(1.6 million) net loss from discontinued operations.

For the full-year period ending December 31, 2009, total revenues were $16.7 million compared to $24.4 million in 2008. The reduction in revenues in the three month ending December 31, 2009 and full-year periods are directly related to global business conditions throughout 2009 and to a decline in new business booked during 2008. However, the company has experienced an increase in new bookings in recent quarters and reported backlog at the end of the fourth quarter grew to $9.1 million, up from $7.4 million at December 31, 2008.

Gross profit for the full-year ended December 31, 2009 was $5.7 million or 34% of total revenues compared to $11.9 million or 49.0% of total revenues for the 2008 period.

During the full-year ending December 31, 2009, the Company incurred a net loss from continuing operations of $(7.5 million) or $(0.45) per share compared to $(5.0 million), or $(0.26) per share during 2008.

In 2009, the Company posted a net loss of $(6.9 million) or $(0.42) per share compared to net income of $13.2 million, or $0.68 per share in 2008. The 2009 net loss included income from discontinued operations of $583,000, or $0.03 per share, net of taxes, related to the discharge of a provision associated with the discontinued operations. 2008 net income included $18.2 million or $0.94 per share in income, net of taxes, from discontinued operations, which was generated in the form of a capital gain from the sale of the Company's legacy business during the 2008 first quarter.

At the end of the 2009 fourth quarter, cash and investments was $23.8 million, compared to $33.1 million at year end 2008, which amount included $2.6 million in restricted cash, which was being held in escrow as part of the sale of the company’s legacy business to Software AG and which was subsequently released during 2009.The reduction in cash during the 2009 fourth quarter of approximately $2.2 million resulted primarily from the net loss from continuing operations of $578,000, an increase in trade receivables of $423,000 in support of increased revenues during the quarter, an increase in other current assets of $334,000 associated with the deferral of certain services expenses and to a reduction of accrued expenses of $810,000 related to the discontinued operation.

Conference Call Details

To participate in the teleconference, which is scheduled for today February 11, 2010 at 10:30 a.m. ET, please call toll free 1-888-680-0869, or 617-213-4854 for international callers, and provide passcode 23951289 approximately 10 minutes prior to the start time. Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PLNBELCDR. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 1:30 p.m. ET on February 11, 2010. To access the replay, dial toll-free 1-888-286-8010, or for international callers 617-801-6888, and provide passcode 23427022.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	Unaudited
Revenues:
Software licenses	$678	$1,275	$1,370	$7,647
Services	4,536	4,116	12,967	14,540
Maintenance	532	534	2,324	2,178

Total revenues	5,746	5,925	16,661	24,365

Cost of revenues:
Software licenses	64	77	238	544
Services	2,928	2,975	10,047	11,038
Maintenance	128	187	648	856

Total cost of revenues	3,120	3,239	10,933	12,438

Gross profit	2,626	2,686	5,728	11,927

Operating expenses:
Research and development	797	1,111	3,490	4,819
Sales and marketing	1,775	1,650	6,205	8,829
General and administrative	891	1,571	4,433	5,583
Restructuring	-	451	-	451

Total operating expenses	3,463	4,783	14,128	19,682

Operating loss	(837)	(2,097)	(8,400)	(7,755)
Financial income (expenses), net	39	(308)	708	715

Pretax loss from continuing operations	(798)	(2,405)	(7,692)	(7,040)
Tax benefit	220	1,404	201	2,043
Net loss from continuing operations	(578)	(1,001)	(7,491)	(4,997)
Income from discontinued operations, net of taxes	583	(1,624)	583	18,234

Net income (loss)	$5	$(2,625)	$(6,908)	$13,237

Basic and diluted net income (loss) per share:
Continuing operations	$(0.03)	$(0.06)	$(0.45)	$(0.26)
Discontinued operations	$0.03	$(0.10)	$0.03	$0.94
Total	$-	$(0.16)	$(0.42)	$0.68

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	16,572,996	16,460,779	16,565,323	19,354,810

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2009	2008
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$12,624	$11,059
Marketable securities *)	6,210	8,915
Trade receivables	4,949	4,713
Restricted cash held by trustee *)	-	2,640
Restricted cash *)	557	559
Other current assets	1,885	2,022
Assets held for sale	-	64

Total current assets	26,225	29,972

LONG-TERM INVESTMENTS:
Marketable securities *)	4,456	9,896
Severance pay fund	286	586

Total long-term investments	4,742	10,482

PROPERTY AND EQUIPMENT, NET	994	1,266

GOODWILL	3,096	3,096

Total assets	$35,057	$44,816

*) Total Cash and Investments including restricted cash	$23,847	$33,069

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,194	$1,245
Deferred revenues	685	1,006
Accrued expenses and other liabilities	2,290	3,096
Liabilities held for sale	-	1,363

Total current liabilities	4,169	6,710

LONG-TERM LIABILITIES:
Accrued severance pay	505	1,120
Other liabilities	123	185

Total long-term liabilities	628	1,305

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,422	75,173
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive profit	278	160
Accumulated deficit	(27,637)	(20,729)

Total shareholders' equity	30,260	36,801

Total liabilities	$35,057	$44,816

CONSOLIDATED CASH FLOWS
U.S. dollars in thousands

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	Unaudited
Cash flows from operating activities:
Net income (loss)	$5	$(2,625)	$(6,908)	$13,237
Less: net loss (income) from discontinued operations, net of taxes	(583)	1,624	(583)	(18,234)

Net loss from continuing operations	(578)	(1,001)	(7,491)	(4,997)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	132	358	574	811
Stock-based compensation related to options granted to employees and directors	(138)	89	420	860
Stock-based compensation related to options granted to non-employees	1	-	11	7
Accrued interest and amortization of premium on marketable securities	34	310	139	389
Loss (gain) on sales of marketable securities	-	281	(353)	372
Decrease in accrued severance pay, net	(73)	(32)	(315)	(18)
Increase in trade receivables, net	(423)	(911)	(236)	(1,100)
Decrease (increase) in other current assets	(334)	(203)	176	(478)
Increase (decrease) in trade payables	(31)	28	(51)	78
Decrease in deferred revenues	(134)	(442)	(307)	(948)
Decrease in accrued expenses and other liabilities	(266)	(93)	(1,266)	(212)
Increase (decrease) in other long-term liabilities	(20)	(18)	(62)	185
Other	-	1	-	10

Net cash used in operating activities from continuing operations	(1,830)	(1,633)	(8,761)	(5,041)
Net cash used in operating activities from discontinued operations	(227)	(1,454)	(475)	(1,695)

Net cash used in operating activities	(2,057)	(3,087)	(9,236)	(6,736)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	(6,888)	(3,900)	(12,801)	(29,297)
Proceeds from sale and redemption of available-for-sale marketable securities	1,498	7,483	21,039	37,523
Short term deposits, net	1,889	-	-	-
Purchase of property and equipment	(59)	(116)	(303)	(982)
Proceeds from sale of property and equipment	-	-	-	5
Increase in restricted cash	-	(559)	-	(559)

Net cash provided by (used in) investing activities from continuing operations	(3,560)	2,908	7,935	6,690
Proceeds from sale of discontinued operations, net	-	-	2,642	22,094

Net cash provided by (used in) investing activities	(3,560)	2,908	10,577	28,784

Cash from financing activities:
Purchase of treasury shares	-	(1)	-	(17,863)
Proceeds from exercise of stock options	3	192	68	914

Net cash provided by (used in) financing activities from continuing operations	3	191	68	(16,949)

Effect of exchange rate changes on cash	(27)	-	156	-

Increase in cash and cash equivalents	(5,641)	12	1,565	5,099
Cash and cash equivalents at the beginning of the quarter/year	18,265	11,047	11,059	5,960

Cash and cash equivalents at the end of the period	12,624	11,059	12,624	11,059
Marketable securities	10,666	18,811	10,666	18,811
Restricted cash	557	3,199	557	3,199

Total cash and investments at the end of the period including restricted cash	$23,847	$33,069	$23,847	$33,069

CONTACT:
Jacada
Bob Aldworth, 770-776 2267
Chief Financial Officer
BAldworth@jacada.com
or
Hayden IR
Peter Seltzberg, 646-415-8972
peter@haydenir.com